                                              OppenheimerFunds, Inc.
                                            Two World Financial Center
                                                225 Liberty Street
                                           New York, New York 10281-1008

December 15, 2006

Via Electronic Transmission
Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

           Re:    Oppenheimer Baring Japan Fund
                  File Nos. 333-137581 and 811-21954

Dear Mr. DiStefano:

     We have reviewed your comments on the  registration  statement on Form N-1A
(the  "Registration  Statement")  for the  Oppenheimer  Baring  Japan  Fund (the
"Fund"),  filed with the Commission on September 25, 2006. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Fund uses in the Registration
Statement, and the defined terms have the meanings defined therein.

Prospectus

Prospectus Summary

     1. Please provide in this section consistent,  objective definitions of the terms "small-cap," "mid-cap," and "large-cap."

     We have modified the disclosure on page 3 to read as follows.

     The Fund will  generally  invest a  substantial  portion  of its  assets in stocks issued by large-cap  companies located in Japan.  However,  at times, the
Fund may  invest to a  greater  extent  in  stocks  issued by small- to  mid-cap companies,  whose prices may be more  volatile  than stocks  issued by large-cap companies.  "Small-cap"  companies  are those that at the time of purchase  have market capitalizations below USD$500 million. "Mid-cap" companies are those that at the time of purchase have market capitalizations in the range between USD$500 million and USD$2 billion.  "Large-cap"  companies are those that at the time of purchase  have  capitalizations  above USD$2  billion.  The Fund will  emphasize investments in growth companies.

     2.  Disclosure  in this  section  indicates  that the Fund will  consider a company to be located in Japan if the  company has no more  connection  to Japan than a listing on a Japanese  stock  exchange.  Please  revise the  criteria  to ensure that companies are tied  economically to Japan (e.g.,  the companies have at least  50% of their  assets  located  in  Japan,  or  derive  at least 50% of revenues from Japan). See Rule 35d-1 under the Investment Company Act of 1940.

     We have  revised  the  disclosure  in the section  "The  Fund's  Investment
Objective and Principal Investment Strategies" on page 3 as follows:

     WHAT DOES THE FUND MAINLY INVEST IN? The Fund invests  mainly in the common stock of companies  located in Japan.  A company  generally is  considered to be located  in Japan if it is tied  economically  to Japan,  as  determined  by the
Fund's  management.  The criteria the Fund's  management will consider in making that  determination are: o it is domiciled in Japan; o its securities are quoted or traded on any  Japanese  stock  exchange;  o it derives at least 50% of their revenue from Japan; o it has at least 50% of their assets in Japan.

     3. Please clarify that the Fund will provide  shareholders with at least 60 days' prior written notice of any change in the Fund's investment policy.

     The disclosure has been revised accordingly.

     4. Please define the term "neglected alpha."

     The  disclosure  has been  revised to delete the  reference  to  "neglected alpha" as follows:

     The portfolio  manager seeks to identify Japanese  companies  overlooked by other investors that have the potential to deliver better than average  returns.
For example, the portfolio manager uses quantitative and fundamental research to
identify   beneficiaries  of  the  changing   environment  in  Japan  early  and
incorporate them in the portfolio.

Fees and Expenses of the Fund

     5. Please make sure that the fee table contains  disclosure of all fees and expenses of Classes N and Y shares, which are shown in the Example.

     The fee table has been revised accordingly.

     6. Please clarify that "Other Expenses" are estimated because the Fund is a new fund; and that  management  and  distribution  fees are not  estimated,  but actual.

     The disclosure has been revised accordingly.

The Fund's Principal Investment Policies and Risks

     7. Please  indicate in this section  that  high-yield  securities  are also known as "junk"

     While  investing in high yield  securities  is not a principal  strategy or risk of the Fund, we include the following  disclosure on page 13 in the section
"Other Investment Strategies - Credit Risk".

     The debt  securities  the  Fund may  invest  in,  particularly  high-yield, lower-grade  debt  securities  or "junk"  bonds are subject to risks of default.
Lower-grade  debt securities may be subject to greater market  fluctuations  and greater  risks  of loss of  income  and  principal  than  investment-grade  debt securities.

     8. Please  provide more  detailed  disclosure of the risks  attendant  with
investing  in  companies  located  in  Japan,  and  using  Japanese   exchanges,
brokerages and other entities to effect securities transactions.

      The applicable disclosure has been revised as follows:

     Risks of Investing in Japan.  The Fund's  concentration in Japanese issuers will expose it to the risks of adverse  social,  political  and economic  events which occur in Japan or affect the Japanese  markets.  These risks may adversely affect the ability of the Fund to achieve its investment  objective.  Securities traded on Japanese  stock  exchanges have  exhibited  significant  volatility in
recent  years.   Investments  in  Japanese  issuers  may  also  present  special
additional   risks  not  typically   associated  with  investments  in  domestic
securities, including reduction of income by Japanese taxes, transaction charges for currency  exchange,  different  accounting and reporting  standards,  higher brokerage commissions and delays in settlement of portfolio transactions.

     Currency Exchange Rate Risk. Investments in securities issued and traded in
Japanese  currency  (the "yen") may be  affected  by changes in  exchange  rates between that  currency and the U.S.  dollar,  as well as between  currencies  of countries other than the U.S. For example,  if the value of the U.S. dollar goes up compared to the yen,  an  investment  traded in the yen will go down in value because it will be worth  fewer U.S.  dollars.  Currency  hedging  will not take place  within the Fund,  so  investors  should be aware that changes in exchange rates between  currencies  may cause the value of the  investment to diminish or increase.

     9. Please disclose  whether "Funds of Funds" investing in the Fund will pay redemption fees.

     The  funds-of-funds  that  invest  in the Fund will not be  subject  to the
Fund's 2% redemption fee. Those funds are subject to asset  allocation  policies and will engage in periodic "rebalancing." They will not market time the Fund.

     10. Please clarify that the Fund will invest in derivatives for speculative purposes.  Also clarify  whether the Fund will use derivatives as an alternative to investing directly in Japanese securities.

     The Fund will not invest in derivatives for speculative purposes.  However, the Fund may use derivatives  including depositary receipts as an alternative to investing directly in Japanese securities.

     11. Please disclose the  percentages,  or likely range of  percentages,  of
Fund assets to be invested in debt,  hedges and  derivatives.  Also, if the Fund will leverage, please disclose the extent to which it will leverage.

     The Fund does not intend to invest to a significant  degree in debt, hedges and derivatives. In addition, the Fund does not intend to leverage.

Other Investment Strategies

     12.  Please  indicate  that the Fund's "Other  Investment  Strategies"  are non-principal.  Also, please disclose the maximum  percentage of assets the Fund will invest in the  securities  listed here;  and indicate  whether  income from these securities will be fully taxable.

     The disclosure has been revised to reflect that the strategies  included in
"Other  Investment  Strategies" are  non-principal  strategies.  With respect to disclosing  the  maximum  percentage  of  assets  the Fund  will  invest  in the securities  listed here, as discussed above,  these strategies are not principal strategies  of the Fund.  The Fund is not  required  to  maintain  any  specific allocation of its investments among these other investment  strategies,  however maximum  limits are included here to the extent they are  applicable.  Regarding whether  income  from the  securities  included  in this  section  will be fully taxable  we  believe  that  disclosure  regarding  tax  considerations  is  more appropriate in the section "Dividends, Capital Gains and Taxes."

Portfolio Turnover

     13.  Please  disclose in this  section of the  prospectus  whether the Fund will, or will not, have high portfolio turnover.

     The section  "Portfolio  Turnover"  on page 14 of the  Prospectus  has been revised to indicate  that the Fund may have a high  portfolio  turnover  rate as follows:

     Portfolio Turnover. Although the Fund seeks long-term capital appreciation, it may  engage in active  and  frequent  trading  while  trying to  achieve  its objective, and may have a high portfolio turnover rate (for example, over 100%).
Increased  portfolio turnover creates higher brokerage and transaction costs for the Fund (and may reduce  performance).  Additionally,  securities  trading  can cause the Fund to realize gains that are  distributed to shareholders as taxable distributions.

At What Price are Shares Sold

     14.  Please  disclose  the  effects  of  using  fair  value  pricing.   See
Instructions to Item 6(a)(1) of Form N-1A.

     The paragraph  with the heading "At What Price are Shares Sold" states that the Fund uses fair value pricing  procedures to reflect what the Manager and the
Board believe to be more accurate  values for the Fund's  portfolio  securities, although  it may not always be able to  accurately  determine  such  values.  In addition,  the discussion of "time zone  arbitrage"  describes  effects that the
Fund's fair value pricing policy is intended to counteract.

How to Sell Shares

     15. The disclosure in this section indicates that some  shareholders  whose investments in the Fund are held in omnibus accounts  through certain  financial intermediaries  may be subject to redemption  fees on terms other than those set forth in the  prospectus.  Please  disclose  the amount of such  fees,  who will impose them,  and under what  circumstances.  Please advise  whether this policy will be  modified  to conform to the new  requirements  of Rule 22c-2  under the
Investment Company Act of 1940.

     We will include all  applicable  disclosure on or before the effective date of Rule 22c-2 under the Investment Company Act of 1940.

Statement of Additional Information

16. Please disclose whether the Fund is diversified.

     Under the  section  "Organization  and  History"  on page 29 of the  Fund's
Statement of Additional Information,  we include the following disclosure:  "The
Fund is an open-end, diversified management investment company with an unlimited number of authorized shares of beneficial interest."

     17.  Please  explain  the  meaning  of the  phrase  "except  to the  extent permitted  under the  Investment  Company  Act," as it  pertains  to the  Fund's fundamental policies on borrowing money, making loans,  investing in real estate and commodities and underwriting.

     The  following  information  has  been  added  to the  section  "Investment
Restrictions  -- Does the Fund Have  Additional  Fundamental  Policies?"  in the
Statement of Additional Information:

     "Currently,  under the Investment  Company Act, and the Oppenheimer  funds'
exemptive order, a fund may borrow only from banks and/or affiliated  investment companies in an amount up to one-third of its total assets (including the amount borrowed less all liabilities and  indebtedness  other than  borrowing),  except that a fund may borrow up to 5% of its total assets for temporary  purposes from any person. Under the Investment Company Act, there is a rebuttable  presumption that a loan is  temporary  if it is repaid  within 60 days and not  extended  or renewed.  Also,  presently under the Investment Company Act, a fund may lend its portfolio  securities  in an amount not to exceed 33 1/3 percent of the value of its total assets.  The Investment Company Act also requires each registered fund to adopt a  fundamental  policy  regarding  investments  in real  estate  and/or commodities.  To the extent that a Fund has  restrictions on or not permitted to invest in real estate, real estate related securities and/or  commodities,  that information  is  set  out  in  the  investment  restrictions  in  this  section.
Presently, under the Investment Company Act a registered mutual fund cannot make any commitment as an  underwriter,  if immediately  thereafter the amount of its outstanding  underwriting  commitments,  plus the  value of its  investments  in securities of issuers  (other than  investment  companies) of which it owns more than ten  percent of the  outstanding  voting  securities,  exceeds  twenty-five percent of the value of the fund's  total  assets,  except to the extent  that a fund may be considered an  underwriter  within the meaning of the Securities Act when reselling securities held in its own portfolio."

     18. Please  clarify  whether the Fund will  concentrate  in any industry or group of industries.

     The Fund  cannot  invest  more  than  25% of its  total  assets  in any one industry.  That limit does not apply to  securities  issued or guaranteed by the
U.S.  government or its agencies and  instrumentalities  or securities issued by
investment   companies.   The  Fund  does  not  have  a  policy  that  addresses
concentration in any group of industries.

     The Fund is filing a pre-effective  amendment  reflecting these changes. We have not  submitted  nor do we  expect to submit  an  exemptive  application  or no-action request in connection with the Fund's registration statement.

     The undersigned  hereby  acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrants from their full  responsibility for the adequacy and accuracy of the disclosure in the filing;  and (iii) the  Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any  questions  you may have  regarding the amendment or this letter to the undersigned at (212) 323-5089 or at nvann@oppenheimerfunds.com.

                                                              Sincerely,

                                                              /s/ Nancy S. Vann
                                                              Nancy S. Vann
                                                              Vice President and
                                                              Assistant Counsel

cc:    Board I Board of Trustees
       Ronald Feiman, Esq.
       Phillip S. Gillespie, Esq.
       Gloria LaFond
       Robert Zack, Esq.